                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ELITE LOGISTICS, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   28660B107
                                 (CUSIP NUMBER)

                             Elite Logistics, Inc.
                              1201 North Avenue H
                             Freeport, Texas 77541
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 25, 2000
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28660B107                                                 1 of 2 Pages


(1) Names of reporting persons                                                               Diana M. Smith
    I.R.S. Identification Nos. of above persons   (entities only)

(2) Check the appropriate box if a member of  a group                                        (a)  X  (b)

(3) SEC use only

(4) Source of funds                                                                                 PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization                                                     United States of
                                                                                                 America

(7) Number of shares beneficially owned by each reporting person with Sole voting                   4,016,000
    power

(8) Number of shares beneficially owned by each reporting person with Shared voting                 5,120,400
    power

(9) Number of shares beneficially owned by each reporting person with Sole dispositive              4,016,000
    power

(10) Number of shares beneficially owned by each reporting person with  Shared                            -0-
     dispositive power

(11) Aggregate amount beneficially owned by each reporting person.                                  5,120,400

(12) Check if the aggregate amount in Row (11) excludes certain shares.

(13) Percent of class represented by amount in Row (11)                                             41.5 % (1)

(14) Type of reporting person                                                                       IN


1. Based on 12,327,323 shares of Common Stock issued and outstanding as of September 25, 2000.

CUSIP NO. 28660B107                                            Page 2 of 2 Pages


 (1) Names of reporting persons                                                              Joseph D. Smith
     I.R.S. Identification Nos. of above persons   (entities only)

 (2) Check the appropriate box if a member of  a group                                       (a)  X  (b)

 (3) SEC use only

 (4) Source of funds                                                                                PF

 (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

 (6) Citizenship or place of organization                                                    United States of
                                                                                                 America

 (7) Number of shares beneficially owned by each reporting person with Sole voting                  1,104,400
     power

 (8) Number of shares beneficially owned by each reporting person with Shared voting                5,120,400
     power

 (9) Number of shares beneficially owned by each reporting person with Sole dispositive             1,104,400
     power

(10) Number of shares beneficially owned by each reporting person with  Shared                            -0-
     dispositive power

(11) Aggregate amount beneficially owned by each reporting person.                                  5,120,400

(12) Check if the aggregate amount in Row (11) excludes certain shares.

(13) Percent of class represented by amount in Row (11)                                              41.5% (1)

(14) Type of reporting person                                                                       IN


1. Based on 12,327,323 shares of Common Stock issued and outstanding as of September 25, 2000.

ITEM 1. SECURITY AND ISSUER.

     The securities to which this Schedule 13D relate are shares of Common Stock, par value $.01, of Elite Logistics, Inc., an Idaho corporation. The address of the Company's principal office is 1201 North Avenue H, Freeport, Texas 77541.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Diana M. Smith and Joseph D. Smith (the "Reporting Persons"). Diana and Joseph Smith are married.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

     (b) The address of Diana Smith and Joseph Smith is 1201 North Avenue H, Freeport, Texas 77541.

     (c) Diana Smith is the Assistant Secretary and Joseph Smith is the President and CEO of Elite Logistics, Inc. Both reporting persons are Directors of Elite Logistics, Inc. Elite Logistics, Inc. is located at 1201 North Avenue H, Freeport, Texas 77541 and is engaged in the development of hardware and software products.

     (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  Diana Smith and Joseph Smith are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 17, 1999. Elite Logistics Services, Inc. completed an acquisition agreement with Summit Silver, Inc. subsequently to be known as Elite Logistics, Inc. Shortly thereafter, Summit Silver, Inc. was renamed Elite Logistics, Inc. Under the terms of the agreement, Summit Silver, Inc. issued 10,400,000 shares of common stock in exchange for all of Elite Logistics Services, Inc's common stock. Ms. Diana Smith exchanged 40 shares of Elite Logistics Services, Inc. for 4,016,000 shares of Summit Silver, Inc. Mr. Joseph Smith exchanged 11 shares of Elite Logistics Services, Inc. for 1,104,400 shares of Summit Silver, Inc.

     Elite Logistics, Inc. filed a 10-SB which became effective on September 25, 2000.

ITEM 4. PURPOSE OF TRANSACTION.

     All of the Reporting Persons acquired the Common Stock for their own accounts, for investment, and not with a view to any "distribution" within the meaning of the Securities Act of 1933, as amended ("Securities Act"). They have no present intention to make any transfer of the Common Stock. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, availability of funds, alternative use of funds and general economic conditions and other factors, they may from time to time purchase additional securities of the Company or may actively seek to dispose of all or a portion of their investments in the Company through sales to institutional or accredited investors in privately negotiated transactions, through sales pursuant to Rule 144 under the Securities Act.

     Except as set forth in this Item 4 and elsewhere in this Schedule, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company; (b) and extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The percentages calculated in this Item 5 are based upon 12,327,323 shares of Common Stock issued and outstanding.

     (a) Diana Smith is the direct owner of 4,016,000 shares of Common Stock and Joseph Smith is the direct owner of 1,104,400 shares of Common stock. Together, they have a total voting power of 5,120,400 shares of Common Stock, representing approximately 41.5% of the Common Stock issued and outstanding or held in reserve, based on 12,327,323 shares of Common Stock outstanding as of September 25, 2000.

     (b) Diana Smith and Joseph Smith have the combined power to vote or direct the vote and the power to dispose of or direct the disposition of 5,120,400 shares of Common Stock with a total voting power of 5,120,400 shares of Common Stock.

     (c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule is true, complete and correct.

                                Date: October 11, 2000



                                /s/ DIANA M. SMITH
                                ----------------------------------------------
                                Diana M. Smith, Individually



                                /s/ JOSEPH D. SMITH
                                ----------------------------------------------
                                Joseph D. Smith, Individually